UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(AMENDMENT NO. 1)

Under the Securities Exchange Act of 1934

FRP HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

30292L107

(CUSIP Number)

Daniel B. Nunn, Jr.
Nelson Mullins
50 N. Laura Street
41st Floor

Jacksonville, FL 32202

(904) 665-3601

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A
CUSIP No. 30292L 107 Page 2 of 6

1.	Names of Reporting Persons Edward L. Baker
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 78,341
	6.	Shared Voting Power 443,474
	7.	Sole Dispositive Power 78,341
	8.	Shared Dispositive Power 443,474
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 521,815
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5%
12.	Type of Reporting Person (see Instructions) IN

SCHEDULE 13G/A
CUSIP No. 30292L 107 Page 3 of 6

1.	Names of Reporting Persons Thompson S. Baker II
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 155,600
	6.	Shared Voting Power 450,071
	7.	Sole Dispositive Power 155,600
	8.	Shared Dispositive Power 450,071
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 607,870
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.5%
12.	Type of Reporting Person (see Instructions) IN

SCHEDULE 13G/A
CUSIP No. 30292L 107 Page 4 of 6

ITEM 1.

(a)	The name of the Issuer is FRP Holdings, Inc.
(b)	The principal executive office of the Issuer is located at 200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202.

ITEM 2.

(a)	Name of person filing: This Schedule 13G/A is filed jointly by Edward L. Baker and Thompson S. Baker II (collectively, the “Reporting Persons”).
(b)	Address of principal business office: 200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202.
(c)	Citizenship: The Reporting Persons are citizens of the United States.
(d)	Title of class of securities: common stock of the Issuer, par value $0.10 per share.
(e)	CUSIP number: 30292L107.

ITEM 3.

Not applicable

ITEM 4.

(a)	Amount beneficially owned:
	Edward L. Baker	521,815
	Thompson S. Baker II	607,870
	Total:	686,211

(b)	Percent of class:
	Edward L. Baker	5.5%
	Thompson S. Baker II	6.5%
	Total:	7.28%

(c)	Number of shares as to which the person has:
	(i) Sole power to vote or direct the vote:
	Edward L. Baker	78,341
	Thompson S. Baker II	155,600
	Total:	233,941
	(ii) Shared power to vote or direct the vote:
	Edward L. Baker	443,474
	Thompson S. Baker II	450,071
	Total:	450,071
	(iii) Sole power to dispose or to direct the disposition of:
	Edward L. Baker	78,341
	Thompson S. Baker II	155,600
	Total:	233,941
	(iv) Shared power to dispose or to direct the disposition of:
	Edward L. Baker	443,474
	Thompson S. Baker II	450,071
	Total:	450,071

Edward L. Baker - Voting and Dispositive Power

Edward L. Baker has sole voting and dispositive power over 74,220 shares owned by his Living Trust and 4,121 shares that he holds directly.

SCHEDULE 13G/A
CUSIP No. 30292L 107 Page 5 of 6

Mr. Baker has shared voting and dispositive power with respect to the 443,474 shares held by the Trust FBO Edward L. Baker U/A Cynthia L. Baker Trust dated 4/30/1965 (the “ELB Trust”).

Edward L. Baker - Beneficial Ownership

The beneficial ownership for Edward L. Baker shown above includes the 443,474 shares held by the ELB Trust. Mr. Baker’s reported beneficial ownership total also includes: (i) 4,121 shares that he holds directly, and (ii) 74,220 shares owned by his Living Trust.

Thompson S. Baker II - Voting and Dispositive Power

Thompson S. Baker II has sole voting and dispositive power over 155,600 shares owned by his Living Trust.

Mr. Baker has shared voting and dispositive power with respect to (i) the 443,474 shares held by the ELB Trust, and (ii) 6,597 shares held in trust for the benefit of his children.

Thompson S. Baker II - Beneficial Ownership

The beneficial ownership for Thompson S. Baker II shown above includes the 443,474 shares held by the ELB Trust, as to which he disclaims beneficial ownership. Mr. Baker's reported beneficial ownership also includes: (i) 155,600 shares owned by his Living Trust, (ii) 6,597 shares held in trust for the benefit of his children, as to which he disclaims beneficial ownership, and (iii) 2,199 shares owned by his wife's Living Trust, as to which he disclaims beneficial ownership.

ITEM 5. Ownership of 5 Percent or Less of a Class.

Not applicable

ITEM 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

ITEM 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SCHEDULE 13G/A
CUSIP No. 30292L 107 Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 12, 2021.

/s/ Edward L. Baker

EDWARD L. BAKER

/s/ Thompson S. Baker II

THOMPSON S. BAKER II